Exhibit 99.4

To:	Wi-LAN Inc. Shareholders

Re:	New By-Law No. 2

Following the mailing of WiLAN’s May 19, 2014 management information circular (the “Circular”) for our June 18, 2014 annual shareholders’ meeting, WiLAN’s Board of Directors has amended WiLAN’s new By-Law No. 2, a by-law relating to advance notice requirements for shareholders’ meetings in certain circumstances from the version appearing in the Circular.

A copy of the amended By-Law No. 2 is attached at Exhibit “A” to this Notice.

In particular, By-Law No. 2 has been amended to delete a proviso at the end of Section 2.1(c) of By-Law No. 2 (appearing on page 61 of the Circular); otherwise By-Law No. 2 remains unchanged from the version in the Circular.

For additional details relating to WiLAN’s new By-Law No. 2, please refer to the information contained in the Circular that was mailed to shareholders on or about May 23, 2014.

June 6, 2014.

Wi-LAN Inc.

(signed) Prashant R. Watchmaker
Prashant R. Watchmaker
Vice-President, Corporate Legal &
Corporate Secretary

EXHIBIT “A”

BY-LAW NO. 2

Advance Notice By-Law of Wi-LAN INC.
(the “Corporation”)

ARTICLE 1
DEFINITIONs AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

In these By-laws:

(a)	“Act” means the Canada Business Corporations Act or any statute which may be substituted therefor, including the regulations thereunder, as amended from time to time;

(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada;

(c)	“Articles” means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

(d)	“Board” means the Board of Directors of the Corporation;

(e)	“Director” means a director of the Corporation as defined in the Act;

(f)	“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(g)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(h)	“Shareholders’ Meeting” means any annual meeting of shareholders of the Corporation or special meeting of shareholders of the Corporation.

1.2	Interpretation

(a)	In these By-laws:

(i)	words importing the singular include the plural and vice-versa; and words importing gender include all genders;

(ii)	and all words used in these By-laws and defined in the Act shall have the meanings given to such words in the Act or in the related Parts thereof.

(b)	The headings used throughout these By-laws are inserted for convenience only and are not to be used as an aid in the interpretation of these By-laws.

ARTICLE 2
advance notice

2.1	Nomination of Directors

(a)	Subject only to the Act and the Articles, only Persons who are nominated in accordance with the provisions of this Section 2.1 shall be eligible for election as Directors. Nominations of Persons for election to the Board may be made at either any annual Shareholders’ Meeting or any special Shareholders’ Meeting but only if one of the purposes for which such Shareholders’ Meeting was called was the election of Directors. Such nominations may be made in the following manner:

(i)	by or at the direction of the Board, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition for a Shareholders’ Meeting made in accordance with the provisions of the Act; or

(iii)	by any Person (a “Nominating Shareholder”) who: (1) at the close of business on the date of the giving of the notice provided below in this Section 2.1 and on the record date for notice of such Shareholders’ Meeting, is entered in the securities register of the Corporation as a holder of one or more shares in the capital of the Corporation carrying the right to vote at such Shareholders’ Meeting or who beneficially owns shares in the capital of the Corporation that are entitled to be voted at such Shareholders’ Meeting; and (2) complies with the notice procedures set forth below in this Section 2.1.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

(c)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(i)	in the case of an annual Shareholders’ Meeting, not less than 30 nor more than 65 days prior to the date of such annual Shareholders’ Meeting; provided, however, that if such annual Shareholders’ Meeting is to be held on a date that is less than 50 days after the date on which the first Public Announcement (the “Notice Date”) of the date of such annual Shareholders’ meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) date following the Notice Date; and

(ii)	in the case of a special Shareholders’ Meeting (which is not also an annual Shareholders’ Meeting) called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of such special Shareholders’ Meeting was made.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

(i)	as to each Person whom the Nominating Shareholder proposes to nominate for election as a Director: (1) the name, age, business address and residential address of such Person; (2) the principal occupation or employment of such Person; (3) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by such Person as of the record date for the applicable Shareholders’ Meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (4) any other information relating to such Person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of Directors pursuant to the Act and Applicable Securities Laws; and

(ii)	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares in the capital of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an “independent” Director or that could be material to a reasonable shareholder’s understanding of such “independence”, or the lack thereof, of such proposed nominee.

(e)	No Person shall be eligible for election as a Director unless nominated in accordance with the provisions of this Section 2.1 provided, however, that nothing in this Section 2.1 shall be deemed to preclude discussion by a shareholder of the Corporation (as distinct from the nomination of Directors) at a Shareholders’ Meeting of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of a Shareholders’ Meeting shall have the power and duty to determine whether a nomination has been made in accordance with the procedures set forth in the foregoing provisions of this Section 2.1 at such Shareholders’ Meeting and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	Notwithstanding any other provision of this Section 2.1, notice given to the Corporate Secretary of the Corporation may only be given by personal delivery, fax transmission or by E-mail (at such E-mail address as stipulated from time to time by the Corporate Secretary of the Corporation for the purpose of any such notice), and shall be deemed to have been given and made only at the time it is so served by personal delivery, fax (provided that receipt of confirmation of such fax has been received) or E-mail to the Corporate Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided, however, that if any such delivery or electronic communication is made on a day which is not a business day in the City of Ottawa, Canada or later than 5:00 p.m. (Ottawa time) on a day which is a business day in the City of Ottawa, Canada, then such delivery or electronic communication shall be deemed to have been made on the next subsequent day that is a business day in the City of Ottawa, Canada.

(g)	Notwithstanding the foregoing provisions of this Section 2.1, the Board may, in its sole discretion, waive any requirement in this Section 2.1.

ARTICLE 3
MISCELLANEOUS

3.1	Effective Date

Subject to confirmation by the shareholders of the Corporation in accordance with the Act, these By-laws shall come into force on the date approved by the Board.

The foregoing By-law No. 2 was enacted and made by the Board of Directors of Wi-LAN Inc. on June 5, 2014 pursuant to the provisions of the Canada Business Corporations Act.

(signed) Prashant R. Watchmaker
Prashant R. Watchmaker
Vice-President, Corporate Legal & Corporate Secretary

The foregoing By-law No. 2 was confirmed without variation by the shareholders of Wi-LAN Inc. at a meeting of its shareholders on June 18, 2014 pursuant to the provisions of the Canada Business Corporations Act.

Prashant R. Watchmaker
Vice-President, Corporate Legal & Corporate Secretary